"PUBLIC"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: October 31, 2023 |
| Estimated average burden hours per response . . ... 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51234 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Pullman Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9250 Robin Drive
(No. and Street)

Los Angeles (City) CA (State) 90069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Pullman (310) 288-0558
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TPS Thayer CPAs
(Name - if individual, state last, first, middle name)

1600 Hwy. 6, Suite 100 (Address) Sugar Land (City) Texas (State) 77478 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, David Pullman, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pullman Securities, LLC (Company), as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David Pullman, CEO

Notary attached

Notary Public

**This report contains (check all applicable boxes):**

| | | |
|---|---|---|
| (x) | (a) | Facing page. |
| (x) | (b) | Statement of Financial Condition. |
| ( ) | (c) | Statement of Income (Loss). |
| ( ) | (d) | Statement of Changes in Financial Condition. |
| ( ) | (e) | Statement of Changes in Partners' Capital. |
| ( ) | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors. |
| (x) | | Notes to Financial Statements. |
| ( ) | (g) | Computation of Net Capital. |
| ( ) | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. |
| ( ) | (i) | Information Relating to the Possession or Control Requirements Under Rule 15c3-3. |
| ( ) | (j) | A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. |
| ( ) | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| (x) | (l) | An Oath or Affirmation. |
| ( ) | (m) | A copy of the SIPC Supplemental Report. |
| ( ) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |
| (x) | (o) | Review report on managements' assertion letter regarding (k)(2)(i). |
| (x) | (p) | Management's assertion letter regarding (k)(2)(i). |

# JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 18 day of January, 2021 by David Pullman,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

AFSHIN KHODDAM
Notary Public - California
Los Angeles County
Commission # 2328029
My Comm. Expires May 11, 2024

## OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath of Reaffirmation
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 2 Document Date 1/18/2021

Additional information

## INSTRUCTIONS

*The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.*

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

# TPS THAYER
Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
Pullman Securities, LLC
9250 Robin Drive
Los Angeles,
CA 90069

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Pullman Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

TPS Thayer, LLC

TPS Thayer, LLC

We have served as Pullman Securities, LLC's auditor since 2021

Sugar Land, TX
February 22, 2021

**PULLMAN SECURITIES, LLC**
Statement of Financial Condition
December 31, 2020

Assets

| | | |
|---|---|---|
| Cash | $ | 33,819 |
| Prepaid Expense | | 967 |
| Total Assets | $ | 34,786 |

Liabilities and Member's Equity

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 450 |
| Accounts payable related party | | 1,200 |
| Total Liabilities | | 1,650 |
| Member's Equity | | 33,136 |
| Total Liabilities and Member's Equity | $ | 33,586 |

See notes to the financial statements.

**Pullman Securities, LLC**
**Notes to Financial Statements**
**December 31, 2020**

## Note 1 - Organization and Nature of Business

Pullman Securities, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of Delaware on July 22, 1998.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis and does not have possession of any customer funds or securities. Therefore, the Company will not claim an exemption from SEA Rule 15c3-3.

The Company conducts a consulting business and intends to engage in private placement of non-registered securities with institutional accounts.

### New Pronouncements

Income Taxes

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years beginning after 15 December 2021, and interim periods within those fiscal years, beginning after December 15, 2022 on a prospective basis, with early adoption permitted. We will adopt the new standard effective January 1, 2022 and do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

## Note 2 - Summary of Significant Accounting Policies

### Income Taxes

The Company is a Single Member Limited Liability Company which has elected to be taxed as a sole proprietor. Therefore, no provisions for federal or state taxes are made by the Company.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Members of a Limited Liability Company are individually taxed on their pro-rata share of the Company's earnings.

Income tax expenses is the sum of taxes currently payable and the change during the period in deferred tax assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has not been subject to income tax examinations by the U.S. federal, state or local authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Balances

The Company considers cash balances maintained with the bank to be cash; such balances are fully insured.

Note 3 – Related Party Transactions

The Company had 100% of its consulting income from a related entity, Structured Asset Sales, LLC ("SAS") for the year ended December 31, 2020. In addition, the Company had a $1,200 payable from the related entity. The related entity is owned by the Member.

Note 4 - Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that net capital, as defined, be at least the greater of $5,000 or 6.667% of aggregate indebtedness, as defined. The Rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2020, the Company had net capital of $32,169 which exceeded its requirement of $5,000 by $27,169. Aggregate indebtedness was $1,650. The Company's net capital ratio was 5.13% to 1 of aggregate indebtedness to net capital.

Note 5 – Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Note 5 – Fair Value (cont’d.)

Requires consideration of the Company’s creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company’s financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and accounts payable.

**Pullman Securities, LLC**
**Notes to Financial Statements**
**December 31, 2020**

## Note 6 – Revenue Recognition

For the year ended December 31, 2020, the Company's revenues were derived from consulting income. Consulting income is recorded on a quarterly basis.

## Note 7 – Subsequent Events

These financial statements were approved by management and available for issuance on February 22, 2021. Subsequent events have been evaluated through this date.

**Pullman Securities, LLC**

Information Relating to the Possession or
Control Requirements Under SEC Rule 15c3-3

As of December 31, 2020

The Company will not claim an exemption from SEA Rule 15c3-3.
.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted as the Company does not clear securities transactions or carry customers accounts on a fully disclosed basis.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2020.

# Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 17 C.F.R. §240.17a-5(d)(1) and (4)

David Pullman
Pullman Securities, LLC
9250 Robin Drive
Los Angeles,
CA 90069

Dear David Pullman:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Pullman Securities, LLC identified the following provisions of 17 C.F.R. §240.17a-5(d)(1) and (4) under which Pullman Securities, LLC states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, consulting, and acting as finder; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Pullman Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pullman Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Pullman Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (a) or (b)(2) of Rule 15c2-4 under the Securities Exchange Act of 1934.

TPS Thayer, LLC

TPS Thayer, LLC

Sugar Land, TX
February 22, 2021

Pullman Securities, LLC's Exemption Report

9250 Robin Dr.

Los Angeles, CA 90069-1126

**Exemption Report January 1, 2020 through December 31, 2020.**

Pullman Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, consulting, and acting as finder; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Pullman Securities, LLC I, David Pullman swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

_______________________________

David Pullman, Chairman and CEO Dated: 2/21/21